Filed by AppNet, Inc.
                       Pursuant to Rule 425 Under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                   Under the Securities Exchange Act of 1934
                                               Subject Company: AppNet, Inc.
                                               Commission File No. 000-26263








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FOR IMMEDIATE RELEASE

AppNet to Merge with Commerce One
Combined company to become first fully integrated e-commerce applications, strategy consulting, and Internet professional services company in the industry.

On June 20, 2000, AppNet and Commerce One, Inc. (NASDAQ: CMRC), the leader in global e-commerce solutions for business, announced that they had signed a definitive agreement to merge. Under the terms of this merger, AppNet will become the professional services arm of Commerce One, providing a valuable new addition to the software company's offerings.

Leading financial and industry analysts have applauded Commerce One's decision to acquire AppNet, predicting that the merger will create a strong player in the e-commerce and e-marketplace solutions space. By bringing AppNet into its fold, Commerce One is strengthening its services offering and doubling the size of its staff - a major coup in today's tight technology labor market. The combined companies will have 44 offices in 18 countries around the world and more than 2,300 employees.

B2B Industry Looks for Major Player
Commerce One is the leader of mega industry exchanges, and AppNet is a leader in implementing e-marketplaces. Together, the two companies will be able to deliver expanded e-business solutions to the B2B marketplace, and their clients will enjoy a much faster speed to market and a stronger end product.

And there couldn't be a better time for Commerce One and AppNet to emerge as an e-marketplaces leader. According to Forrester Research, over 50% of an estimated 2.7 trillion in B2B commerce will be done through e-marketplaces by 2004. Forrester also noted that companies who spend $1 billion a year or more on purchasing will spend $3 million to $4 million to implement online procurement - most of that is spent on consulting, Web development, and systems integration work.

What does the merger mean for AppNet's clients and stockholders?
In short, this merger opens up a whole new world of business opportunities for AppNet. The two companies share the same vision for global Internet marketplaces, and Commerce One's international presence provides a strong foundation for the expansion of AppNet's services offerings. Furthermore, by joining together, Commerce One and AppNet are creating an e-commerce company like no other - one that will truly excel in the B2B e-marketplace space. According to The Washington Post "Commerce One . . . isn't just in the business of building electronic commerce systems, it runs them, collecting fees for its operations . . . It's the difference between being in the construction business and being a real estate development firm that builds its own office buildings and collects rent. That difference gives AppNet stockholders the potential for greater future growth in the value of the Commerce One shares they will get when the two companies merge."

According to AppNet CEO Ken Bajaj, "AppNet is excited to be joining with the leader in e-commerce - this is a great opportunity for our company to expand and grow. The combination of Commerce One's e-commerce infrastructure, AppNet's Internet professional services, and Commerce One professional services partnerships will be powerful, delivering industry-leading end-to-end e-commerce solutions. "

For more information about Commerce One's acquisition of AppNet, go to http://www.appnet.com/commerceone/index.html.